# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Iris Acquisition Corp II, CIK 0002077785
CUSIP: G4940M125
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: OT 09-31, CENTRAL PARK TOWERS OFFICES, DUBAI INTERNATIONAL FINANCIAL CENTRE, DUBAI, United Arab Emirates (C0), 00000
Date of event which requires filing of this statement: 02/02/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002085181

## Reporting persons
- Iris Acquisition Holdings II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 5,867,667; shared voting power 0; sole dispositive power 5,867,667; shared dispositive power 0; aggregate amount beneficially owned 5,867,667 (25.62% of the class)
  Comment: Iris Acquisition Holdings II, LLC (the "Sponsor"), is the beneficial owner of the 5,867,667 Ordinary Shares (defined below) reported in Items 5, 7 and 9 consisting of (a) 251,000 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 5,616,667 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 251,000 Class A Ordinary Shares are included in private units ("Private Units") acquired pursuant to a Private Placement Unit Subscription Agreement, dated February 2, 2026, by and between the Sponsor and Iris Acquisition Corp II (the "Issuer") which also included 251,000 warrants (the "Class A Warrants") exercisable into 125,500 Class A Ordinary Shares (the "Class A Warrant Shares"). Each Private Unit consists of one Class A ordinary share, and one-half of one redeemable warrant, with each whole warrant exercisable into one Class A Ordinary Share upon the consummation of the Issuer's initial business combination. Excludes the Class A Warrant Shares underlying the Class A Warrants as they are not presently exercisable. If the business combination has not been consummated within the applicable time period specified in the Issuer's Amended and Restated Memorandum and Articles of Association, the Class A Warrants shall expire and shall be worthless. The address for the Sponsor is OT 09-31, Central Park Towers Offices, Dubai International Financial Centre, Dubai, United Arab Emirates.
- Sumit Mehta: type of reporting person: individual (IN); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 5,867,667; sole dispositive power 0; shared dispositive power 5,867,667; aggregate amount beneficially owned 5,867,667 (25.62% of the class)
  Comment: Iris Acquisition Holdings II, LLC (the "Sponsor"), is the beneficial owner of the 5,993,167Ordinary Shares (defined below) reported in Items 5, 7 and 9 consisting of (a) 251,000 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 5,616,667 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 251,000 Class A Ordinary Shares are included in private units ("Private Units") acquired pursuant to a Private Placement Unit Subscription Agreement, dated February 2, 2026, by and between the Sponsor and Iris Acquisition Corp II (the "Issuer") which also included 251,000 warrants (the "Class A Warrants") exercisable into 125,500 Class A Ordinary Shares (the "Class A Warrant Shares"). Each Private Unit consists of one Class A ordinary share, and one-half of one redeemable warrant, with each whole warrant exercisable into one Class A Ordinary Share upon the consummation of the Issuer's initial business combination. Excludes the Class A Warrant Shares underlying the Class A Warrants as they are not presently exercisable. If the business combination has not been consummated within the applicable time period specified in the Issuer's Amended and Restated Memorandum and Articles of Association, the Class A Warrants shall expire and shall be worthless. The Sponsor is managed by its managing member, Aureum Partners Ltd., and is legally and beneficially owned (i) 50% by Rohit Nanani and (ii) 50% by Sumit Mehta. By virtue of their shared control of our Sponsor, Rohit Nanani and Sumit Mehta may be deemed to have beneficial ownership of the shares held directly by our sponsor. The address for the Sponsor is OT 09-31, Central Park Towers Offices, Dubai International Financial Centre, Dubai, United Arab Emirates. Mr. Mehta disclaims any beneficial ownership of the shares held by the Sponsor, except to the extent of his pecuniary interest therein.
- Rohit Nanani: type of reporting person: individual (IN); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 5,867,667; sole dispositive power 0; shared dispositive power 5,867,667; aggregate amount beneficially owned 5,867,667 (25.62% of the class)
  Comment: Iris Acquisition Holdings II, LLC (the "Sponsor"), is the beneficial owner of the 5,993,167Ordinary Shares (defined below) reported in Items 5, 7 and 9 consisting of (a) 251,000 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 5,616,667 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 251,000 Class A Ordinary Shares are included in private units ("Private Units") acquired pursuant to a Private Placement Unit Subscription Agreement, dated February 2, 2026, by and between the Sponsor and Iris Acquisition Corp II (the "Issuer") which also included 251,000 warrants (the "Class A Warrants") exercisable into 125,500 Class A Ordinary Shares (the "Class A Warrant Shares"). Each Private Unit consists of one Class A ordinary share, and one-half of one redeemable warrant, with each whole warrant exercisable into one Class A Ordinary Share upon the consummation of the Issuer's initial business combination. Excludes the Class A Warrant Shares underlying the Class A Warrants as they are not presently exercisable. If the business combination has not been consummated within the applicable time period specified in the Issuer's Amended and Restated Memorandum and Articles of Association, the Class A Warrants shall expire and shall be worthless. The Sponsor is managed by its two principals, Rohit Nanani and Sumit Mehta, and is legally and beneficially owned (i) 50% by Rohit Nanani and (ii) 50% by Sumit Mehta. By virtue of their shared control of our sponsor, Rohit Nanani and Sumit Mehta may be deemed to have beneficial ownership of the shares held directly by our sponsor. The address for the Sponsor is OT 09-31, Central Park Towers Offices, Dubai International Financial Centre, Dubai, United Arab Emirates. Mr. Nanani disclaims any beneficial ownership of the shares held by the Sponsor, except to the extent of his pecuniary interest therein.

## Item 1. Issuer
Name of issuer: Iris Acquisition Corp II
Address of issuer's principal executive offices: C/O IRIS ACQUISITION CORP II, OT 09-31, CENTRAL PARK TOWERS OFFICES, DUBAI INTERNATIONAL FINANCIAL CENTRE, DUBAI, UNITED ARAB EMIRATES

## Item 2. Person Filing
Name of person filing: (i) Iris Acquisition Holdings II, LLC (the "Sponsor"), (ii) Rohit Nanani, and (iii) Sumit Mehta. The Sponsor, Rohit Nanani and Sumit Mehta have entered into a Joint Filing Agreement, dated the date hereof, pursuant to which the Sponsor, Rohit Nanani and Sumit Mehta have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Any disclosures herein with respect to persons other than the Sponsor, Rohit Nanani and Sumit Mehta are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the forgoing persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.
Address of principal business office or, if none, residence: C/O IRIS ACQUISITION CORP II, OT 09-31, CENTRAL PARK TOWERS OFFICES, DUBAI INTERNATIONAL FINANCIAL CENTRE, DUBAI, UNITED ARAB EMIRATES
Citizenship: (i) Iris Acquisition Holdings II, LLC- Delaware limited liability company (ii) Rohit Nanani - United Arab Emirates and (iii) Sumit Mehta- United Arab Emirates

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Iris Acquisition Holdings II, LLC (the "Sponsor"), is the beneficial owner of the 5,993,167Ordinary Shares (defined below) reported in Items 5, 7 and 9 consisting of (a) 251,000 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 5,616,667 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 251,000 Class A Ordinary Shares are included in private units ("Private Units") acquired pursuant to a Private Placement Unit Subscription Agreement, dated February 2, 2026, by and between the Sponsor and Iris Acquisition Corp II (the "Issuer") which also included 251,000 warrants (the "Class A Warrants") exercisable into 125,500 Class A Ordinary Shares (the "Class A Warrant Shares"). Each Private Unit consists of one Class A ordinary share, and one-half of one redeemable warrant, with each whole warrant exercisable into one Class A Ordinary Share upon the consummation of the Issuer's initial business combination. Excludes the Class A Warrant Shares underlying the Class A Warrants as they are not presently exercisable. If the business combination has not been consummated within the applicable time period specified in the Issuer's Amended and Restated Memorandum and Articles of Association, the Class A Warrants shall expire and shall be worthless. The address for the Sponsor is OT 09-31, Central Park Towers Offices, Dubai International Financial Centre, Dubai, United Arab Emirates.
Percent of class: 25.62% (based on 22,904,667 Ordinary Shares outstanding as of February 2, 2026).
Sole power to vote or to direct the vote: Iris Acquisition Holdings II, LLC: 5,993,167. Explanation: Iris Acquisition Holdings II, LLC (the "Sponsor"), is the beneficial owner of the 5,993,167Ordinary Shares (defined below) reported in Items 5, 7 and 9 consisting of (a) 251,000 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 5,616,667 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 251,000 Class A Ordinary Shares are included in private units ("Private Units") acquired pursuant to a Private Placement Unit Subscription Agreement, dated February 2, 2026, by and between the Sponsor and Iris Acquisition Corp II (the "Issuer") which also included 251,000 warrants (the "Class A Warrants") exercisable into 125,500 Class A Ordinary Shares (the "Class A Warrant Shares"). Each Private Unit consists of one Class A ordinary share, and one-half of one redeemable warrant, with each whole warrant exercisable into one Class A Ordinary Share upon the consummation of the Issuer's initial business combination. Excludes the Class A Warrant Shares underlying the Class A Warrants as they are not presently exercisable. If the business combination has not been consummated within the applicable time period specified in the Issuer's Amended and Restated Memorandum and Articles of Association, the Class A Warrants shall expire and shall be worthless. The address for the Sponsor is OT 09-31, Central Park Towers Offices, Dubai International Financial Centre, Dubai, United Arab Emirates Rohit Nanani: 0 Sumit Mehta: 0
Shared power to vote or to direct the vote: Iris Acquisition Holdings II, LLC: 0 Rohit Nanani: 5,993,167. Explanation: Iris Acquisition Holdings II, LLC (the "Sponsor"), is the beneficial owner of the 5,993,167Ordinary Shares (defined below) reported in Items 5, 7 and 9 consisting of (a) 251,000 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 5,616,667 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 251,000 Class A Ordinary Shares are included in private units ("Private Units") acquired pursuant to a Private Placement Unit Subscription Agreement, dated February 2, 2026, by and between the Sponsor and Iris Acquisition Corp II (the "Issuer") which also included 251,000 warrants (the "Class A Warrants") exercisable into 125,500 Class A Ordinary Shares (the "Class A Warrant Shares"). Each Private Unit consists of one Class A ordinary share, and one-half of one redeemable warrant, with each whole warrant exercisable into one Class A Ordinary Share upon the consummation of the Issuer's initial business combination. Excludes the Class A Warrant Shares underlying the Class A Warrants as they are not presently exercisable. If the business combination has not been consummated within the applicable time period specified in the Issuer's Amended and Restated Memorandum and Articles of Association, the Class A Warrants shall expire and shall be worthless. The Sponsor is managed by its managing member, Aureum Partners Ltd., owned (i) 50% by Rohit Nanani and (ii) 50% by Sumit Mehta. By virtue of their shared control of our sponsor, Rohit Nanani and Sumit Mehta may be deemed to have beneficial ownership of the shares held directly by our sponsor. The address for the Sponsor is OT 09-31, Central Park Towers Offices, Dubai International Financial Centre, Dubai, United Arab Emirates. Mr. Nanani disclaims any beneficial ownership of the shares held by the Sponsor, except to the extent of his pecuniary interest therein. Iris Acquisition Holdings II, LLC: 0 Sumit Mehta: 5,867,667. Explanation: Iris Acquisition Holdings II, LLC (the "Sponsor"), is the beneficial owner of the 5,993,167Ordinary Shares (defined below) reported in Items 5, 7 and 9 consisting of (a) 251,000 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 5,616,667 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 251,000 Class A Ordinary Shares are included in private units ("Private Units") acquired pursuant to a Private Placement Unit Subscription Agreement, dated February 2, 2026, by and between the Sponsor and Iris Acquisition Corp II (the "Issuer") which also included 251,000 warrants (the "Class A Warrants") exercisable into 125,500 Class A Ordinary Shares (the "Class A Warrant Shares"). Each Private Unit consists of one Class A ordinary share, and one-half of one redeemable warrant, with each whole warrant exercisable into one Class A Ordinary Share upon the consummation of the Issuer's initial business combination. Excludes the Class A Warrant Shares underlying the Class A Warrants as they are not presently exercisable. If the business combination has not been consummated within the applicable time period specified in the Issuer's Amended and Restated Memorandum and Articles of Association, the Class A Warrants shall expire and shall be worthless. The Sponsor is managed by its managing member, Aureum Partners Ltd., , and is legally and beneficially owned (i) 50% by Rohit Nanani and (ii) 50% by Sumit Mehta. By virtue of their shared control of our sponsor, Rohit Nanani and Sumit Mehta may be deemed to have beneficial ownership of the shares held directly by our sponsor. The address for the Sponsor is OT 09-31, Central Park Towers Offices, Dubai International Financial Centre, Dubai, United Arab Emirates. Mr. Mehta disclaims any beneficial ownership of the shares held by the Sponsor, except to the extent of his pecuniary interest therein.
Sole power to dispose or to direct the disposition: Iris Acquisition Holdings II, LLC: 5,867,667Rohit Nanani: 0 Sumit Mehta: 0
Shared power to dispose or to direct the disposition: Iris Acquisition Holdings II, LLC: 0 Rohit Nanani: 5,993,167. Explanation: Iris Acquisition Holdings II, LLC (the "Sponsor"), is the beneficial owner of the 5,993,167Ordinary Shares (defined below) reported in Items 5, 7 and 9 consisting of (a) 251,000 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 5,616,667 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 251,000 Class A Ordinary Shares are included in private units ("Private Units") acquired pursuant to a Private Placement Unit Subscription Agreement, dated February 2, 2026, by and between the Sponsor and Iris Acquisition Corp II (the "Issuer") which also included 251,000 warrants (the "Class A Warrants") exercisable into 125,500 Class A Ordinary Shares (the "Class A Warrant Shares"). Each Private Unit consists of one Class A ordinary share, and one-half of one redeemable warrant, with each whole warrant exercisable into one Class A Ordinary Share upon the consummation of the Issuer's initial business combination. Excludes the Class A Warrant Shares underlying the Class A Warrants as they are not presently exercisable. If the business combination has not been consummated within the applicable time period specified in the Issuer's Amended and Restated Memorandum and Articles of Association, the Class A Warrants shall expire and shall be worthless. The Sponsor is managed by its managing member, Aureum Partners Ltd., who is legally and beneficially owned (i) 50% by Rohit Nanani and (ii) 50% by Sumit Mehta. By virtue of their shared control of our Sponsor, Rohit Nanani and Sumit Mehta may be deemed to have beneficial ownership of the shares held directly by our sponsor. The address for the Sponsor is OT 09-31, Central Park Towers Offices, Dubai International Financial Centre, Dubai, United Arab Emirates. Mr. Nanani disclaims any beneficial ownership of the shares held by the Sponsor, except to the extent of his pecuniary interest therein. Iris Acquisition Holdings II, LLC: 0 Sumit Mehta: 5,993,167. Explanation: Iris Acquisition Holdings II, LLC (the "Sponsor"), is the beneficial owner of the 5,993,167Ordinary Shares (defined below) reported in Items 5, 7 and 9 consisting of (a) 251,000 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (b) 5,616,667 Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 251,000 Class A Ordinary Shares are included in private units ("Private Units") acquired pursuant to a Private Placement Unit Subscription Agreement, dated February 2, 2026, by and between the Sponsor and Iris Acquisition Corp II (the "Issuer") which also included 251,000 warrants (the "Class A Warrants") exercisable into 125,500 Class A Ordinary Shares (the "Class A Warrant Shares"). Each Private Unit consists of one Class A ordinary share, and one-half of one redeemable warrant, with each whole warrant exercisable into one Class A Ordinary Share upon the consummation of the Issuer's initial business combination. Excludes the Class A Warrant Shares underlying the Class A Warrants as they are not presently exercisable. If the business combination has not been consummated within the applicable time period specified in the Issuer's Amended and Restated Memorandum and Articles of Association, the Class A Warrants shall expire and shall be worthless. The Sponsor is managed by its managing member, Aureum Partners Ltd., who is legally and beneficially owned (i) 50% by Rohit Nanani and (ii) 50% by Sumit Mehta. By virtue of their shared control of our Sponsor, Rohit Nanani and Sumit Mehta may be deemed to have beneficial ownership of the shares held directly by our sponsor The address for the Sponsor is OT 09-31, Central Park Towers Offices, Dubai International Financial Centre, Dubai, United Arab Emirates. Mr. Mehta disclaims any beneficial ownership of the shares held by the Sponsor, except to the extent of his pecuniary interest therein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1. Joint Filing Agreement pursuant to Rule 13d-1(k)

## Signatures
- Iris Acquisition Holdings II, LLC: /s/ Sumit Mehta, Sumit Mehta, Authorized Person (05/14/2026)
- Iris Acquisition Holdings II, LLC: /s/ Rohit Nanani, Rohit Nanani, Authorized Person (05/14/2026)
- Sumit Mehta: /s/ Sumit Mehta, Sumit Mehta (05/14/2026)
- Rohit Nanani: /s/ Rohit Nanani, Rohit Nanani (05/14/2026)